November 19, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, DC 20549

Re: Max Sound Corporation

Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2018

Filed March 29, 2019 and November 1, 2019, respectively

File No. 000-51886

To Whom It May Concern:

Please see our response in bold to the Comments from your letter dated November 5, 2019.

Amendment to Form 10-K filed on November 1, 2019

Report of Independent Registered Public Accounting Firm, page F-2

1.	You state in your response to prior comment 2 that there was a clerical issue regarding the name of your independent registered public accounting firm in your initial Form 10-K filing and therefore, you included an audit report signed by Anton & Chia, a PCAOB registered firm in your amended Form 10-K. However, it appears that Anton & Chia's license expired prior to the date of the opinion included in such filing. Please amend your December 31, 2018 Form 10-K to include financial statements that have been audited by a licensed firm.

See 10-K Amended Filing for the year ending December 31, 2018. See reissued Report of Independent Registered Public Accounting Firm.

The amendment 10-K/A for the year ended December 31, 2018, containing the implemented revision stated above, has been filed today November 19, 2019 along with the submission of this letter responding to comments.

Sincerely,

Greg Halpern – Chairman & CFO

Max Sound Corporation